Exhibit 99.1

BW LPG Limited – Update on BW LPG’s Product Services Q4 2025 Segment Performance

Singapore, 16 January 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q4 2025 segment performance.

For the quarter ending 31 December 2025, BW Product Services achieved a gross profit of approximately USD 27 million. This gross profit comprises of a realised gain of USD 12 million from our portfolio of cargo, freight and hedging transactions, and a positive unrealised mark-to-market change of USD 15 million from our open cargo contracts and hedging transactions.

After general and administrative expenses and income taxes, BW Product Services reported a net profit of approximately USD 23 million for the quarter. The reported net profit includes accruals for personnel costs which may change subject to Board approvals.

Besides the positive realised trading result, the overall dividend capacity will be determined by net profit after tax, cash flow and other commercial considerations.

The average Value-At-Risk (VAR) for the quarter was approximately USD 3 million.

BW LPG will release its Q4 2025 financial report on 3 March 2026.

Says Kristian Sørensen, Chief Executive Officer, “We are pleased to report a strong finish to fiscal year 2025 for our Product Services segment, highlighted by the realised gain of USD 12 million from the completed trading portfolio in the fourth quarter, bringing the full-year realised trading result to approximately USD 66 million, before deducting general and administrative expenses and income taxes. As we transition into fiscal year 2026, we remain committed to maintaining a well-balanced trading portfolio, guided by disciplined risk management as we navigate the ongoing macroeconomic and geopolitical uncertainty and market volatility.”

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of more than 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.